MEDOVEX CORP.
1950 Airport Road, Suite A
Atlanta, GA 30341

May 3, 2017

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Amanda Ravitz, Esq., Branch Chief--Legal

Re: Medovex Corp.
Registration Statement on Form S-3
Filed May 2, 2017
File No. 333-217346

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Medovex Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:15 p.m., Eastern Standard Time, on May 5, 2017, or as soon thereafter as possible.

The Company hereby acknowledges the following:

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that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MEDOVEX CORP.

By: /s/ Jarrett Gorlin
Name: Jarrett Gorlin
Title: Chief Executive Officer